Issuer Free Writing Prospectus dated June 25, 2013

Filed Pursuant to Rule 433

Registration No. 333-177965

(Relating to Preliminary Prospectus Supplement dated June 24, 2013)

Mitek Systems, Inc.

We have filed with the Securities and Exchange Commission (the “SEC”) a registration statement and a preliminary prospectus supplement (together with the prospectus dated March 12, 2012, the “Preliminary Prospectus”) for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus (including the documents incorporated by reference therein) and other documents we have filed with the SEC for more complete information about us and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, copies of the Preliminary Prospectus may be obtained from William Blair & Company L.L.C., 222 West Adams Street, Chicago, Illinois 60606: Attention: Prospectus Department, or by telephone at (800) 621-0687 or by e-mail at prospectus@williamblair.com. References herein to “we,” “us,” “our” and “Mitek” refer to Mitek Systems, Inc.

The following information supplements and updates the information contained in the Preliminary Prospectus:

Issuer	Mitek Systems, Inc. (NASDAQ: MITK)

Common stock offered by Mitek	2,857,142 shares of common stock. In addition, we have granted the underwriter a 30-day option to purchase up to 428,571 additional shares of common stock to cover over-allotments, if any. Unless we specifically state otherwise, all information in this issuer free writing prospectus assumes that the underwriter does not exercise this over-allotment option.

Common stock to be outstanding after the offering	29,904,838 shares, based on 27,047,696 shares outstanding as of June 7, 2013, which excludes, as of that date:

•   2,668,393 shares issuable upon the exercise of outstanding stock options at a weighted average exercise price of $3.99 per share;

•   677,504 shares issuable upon the vesting and settlement of outstanding restricted stock units;

•   6,667 shares of common stock issuable upon exercise of outstanding warrants to purchase common stock;

•   980,529 shares of common stock available for future grant under our 2012 incentive plan; and

•   525,000 shares of common stock available for future grant under our director restricted stock unit plan.

Public offering price	$5.25 per share.

Net proceeds to Mitek	Approximately $13.9 million, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

Pricing date	June 25, 2013.

Closing date	June 28, 2013.

Dilution	Our net tangible book value as of March 31, 2013 was approximately $11,912,000, or $0.44 per share of common stock. If you purchase common stock in the offering, you will incur an immediate and substantial dilution in net tangible book value of $4.39 per share, after giving effect to the sale by us of 2,857,142 shares of common stock in the offering at the public offering price of $5.25 per share.

Sole Book-running manager	William Blair & Company, L.L.C.